TransGlobe Energy Corporation

2005 First Interim Report

For the three months
ended March 31, 2005

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three month period ended March 31, 2005. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

HIGHLIGHTS

•	Record net income in Q1-2005 of $4,507,000 ($0.08 per share).
•	Record cash flow in Q1-2005 of $9,070,000 ($0.15 per share).
•	Working capital of$8,399,000 with no debt.

FINANCIAL AND OPERATING UPDATE
($000’s except per share, price and volume amounts)

	Three Months Ended March 31
Financial	2005	2004	Change
Oil and gas sales	18,863	7,897	139%
Oil and gas sales, net of royalties	13,544	5,868	131%
Operating expense	2,451	1,127	117%
General and administrative expense	734	319	130%
Stock-based compensation	351	110	219%
Depletion, depreciation and accretion expense	3,934	1,614	144%
Income taxes	1,580	559	183%
Cash flow from operations	9,070	3,887	133%
Basic per share	0.16	0.07
Diluted per share	0.15	0.07
Net income	4,507	2,163	108%
Basic and diluted per share	0.08	0.04
Capital expenditures	3,641	2,060	77%
Working capital	8,399	4,449	89%
Common shares outstanding
Basic (weighted average)	57,250	54,049	6%
Diluted (weighted average)	60,040	56,089	7%

Sales Volumes
Oil and liquids (Bopd)	4,361	2,425	80%
Average price ($ per barrel)	43.04	31.39	37%
Gas (Mcfpd)	3,748	2,008	87%
Average price ($ per Mcf)	5.79	5.27	10%
Total (Boed) (6:1)	4,985	2,760	81%
Operating expense ($ per Boe)	5.46	4.49	22%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest) Production. The Tasour field averaged 16,167 Bopd (2,233 Bopd to TransGlobe) during the first quarter 2005. As is typical of all the Qishn fields in the prolific Masila basin, the economic success of the project is dependent upon handling increased water production in a cost effective manner. The strong natural water drive provides an exceptional primary recovery (over 50% of the original oil in place). All

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TRANSGLOBE ENERGY CORPORATION

the Qishn wells in Tasour and in the Masila basin are pumped utilizing very large electric (up to 1,000 hp) submersible pumps. The power in the Tasour field is generated by diesel powered generators, making diesel costs one of the largest components of operating costs. In late 2004, the Joint Venture group approved the purchase of a diesel topping plant which is expected to be operational during the third quarter of 2005. The diesel topping plant will produce diesel fuel from a portion of the Tasour crude oil. This is expected to stabilize diesel costs and maintain low operating costs which should extend the life of the field.

Q-1 2005 Tasour Production (Bopd)

Q-1
Gross field production rate	16,167
TransGlobe working interest	2,233
TransGlobe net (after royalties)	1,567
TransGlobe net (after royalties and tax)	1,357

Under the terms of the Block 32 production sharing agreement (“PSA”) royalties and taxes are paid out of the government’s share of production sharing oil.

Operations and Exploration
The main Tasour field is now largely developed. Therefore the primary focus for 2005 will be exploration for new reserves. The Block 32 Joint Venture group initially approved a six well drilling program for 2005 and recently discussed expanding the 2005 program to eight wells by utilizing a second drilling rig.

In the first quarter of 2005 the group drilled Tasour #15, #16 and #17 on Block 32. Tasour #15 was drilled as a water injector near the central production facility (“CPF”) and found a 2.5 meter oil column. The well was completed as a water injection well. Tasour #16 was suspended after encountering 6.0 meters of oil pay overlying 3.0 meters of water bearing sandstone. The dip meter indicates a structurally higher location can be reached by sidetracking the well to the south of the current bottom hole location. The Tasour #17 well was drilled approximately 2.0 kilometers east of Tasour #15 to test a new structure east of the Tasour field. The well has been plugged and suspended after encountering Qishn S-1A sand in a structurally low position. Although hydrocarbon shows were encountered, no tests were conducted as it was determined that the Qishn S-1A sand was water bearing. A new 70 km 2-D seismic program is underway, to define several interesting exploration leads located north and west of the Tasour area.

Two development wells are planned for the main Tasour field and a deep exploration well is planned to test formations below the producing Tasour Qishn formation on a prospect defined on the 3-D seismic survey. It is expected that drilling (Tasour #18) will commence at the end of May. In addition several new Qishn prospects have been identified and one or two are expected to be drilled later in 2005.

Block S-1, Republic of Yemen (25% working interest)
Production
Production from Block S-1 is currently limited by trucking and gas re-injection capacity. The oil production is currently being trucked 18 miles to the Jannah Hunt facility where it enters the pipeline to the Ras Isa loading terminal on the Red Sea. The pipeline is expected to be operational in June 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 to 12,000 Bopd (2,500 to 3,000 Bopd to TransGlobe) with expansion capabilities. The An Nagyah field production is anticipated to increase to over 10,000 Bopd (2,500 Bopd to TransGlobe) when the facilities and pipeline are operational.

Q-1 2005 An Nagyah Production (Bopd)

Q-1
Gross field production rate	7,332
TransGlobe working interest	1,833
TransGlobe net (after royalties)	1,284
TransGlobe net (after royalties and tax)	1,146

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FIRST INTERIM REPORT

Operations and Exploration
The focus in 2005 includes the evaluation/assessment of undeveloped discoveries (Harmel and An Naeem), new exploration on the block, and development drilling on An Nagyah.

Two wells were drilled in the first quarter of 2005 (An Nagyah #14 and Malaki #1). The An Nagyah #14 well was drilled to a total depth of 1,365 meters and suspended in early January 2005 as a Lam B oil well. The An Nagyah #14 well encountered a 19 meter oil column in the Lam B (Lower Lam) sandstone. The well was swab tested at a rate of approximately 80 barrels of light (40 degree API) oil per day. No water was produced during the test period. This discovery is located south of the An Nagyah field in a separate fault block. The An Nagyah #14 oil test has identified a new exploration fairway south of the main An Nagyah field. Additional work will be required to incorporate the well results and remap the seismic in this area to identify future drilling locations.

Malaki #1 is located approximately nine kilometers south-east of the An Nagyah pool. The Malaki #1 exploration well was drilled to a total depth of 2,315 meters. The well was plugged and abandoned after encountering minor hydrocarbon shows. The Lam A sandstone reservoirs were encountered structurally lower than the oil/water contact in the An Nagyah field and were water saturated.

In March/April 2005, the An Nagyah #15 well was drilled to a total depth of 1,979 meters and completed as an Upper Lam oil well. The An Nagyah #15 well was tested from a 747 meter horizontal Upper Lam sandstone section at a rate of 2,625 barrels of light (43 degree API) oil per day, 84 barrels per day of water and 2.3 million cubic feet of natural gas per day on a 48/64 inch choke at 575 psi flowing pressure. This is the third horizontal well drilled in the An Nagyah field.

The An Nagyah #15 well was equipped in April for early production via trucking. The drilling rig has moved and commenced drilling the exploration prospect at Markhah #1 located approximately 50 kilometers east/south-east of the An Nagyah field. The Markhah #1 exploration well is primarily targeting the Lam formation in a separate structure at the eastern end of the Block.

The An Naeem gas condensate pool is being evaluated for potential make up gas to maintain reservoir pressure and improve oil recoveries from the An Nagyah pool. Produced condensate could be sold with the An Nagyah crude oil production. A gas cycling scheme to recover condensate from the An Naeem gas condensate pool is also being studied.

In addition to An Nagyah Lam A development wells (horizontal), it is expected that a Lam B horizontal well will be drilled to develop the Lam B oil pool tested in the An Nagyah #3 and An Nagyah #14 wells, along with several additional exploration wells. The 3-D seismic survey shot in 1999 in the An Naeem area is being reprocessed to further refine additional exploration targets for the 2005/2006 drilling program.

Production equipment was installed at Harmel #1 and Harmel #2 in March. The wells are currently pumping at a slower rate until the wells have cleaned up and inflow parameters can be determined. Harmel #1 has been pumping approximately 100 bpd of oil. Harmel #2 was recently placed on production and is recovering oil and load fluid (completion water and spent acid). Production and test data obtained from the Harmel #1 and #2 wells will help to determine the commerciality of the medium gravity oil (22 degree API) pool. The Harmel structure encompasses fifteen square miles as defined by 3-D seismic and could require 80 to 90 shallow wells (600 to 800 meters in depth) to be fully developed.

Block 72, Republic of Yemen (33% working interest)

The Block 72 Production Sharing Contract has been approved by the Cabinet and as of April 2005 it is before the Yemen Parliament for final approval. Following approval, the Block 72 Partnership plans to reprocess existing seismic and to acquire new 3-D seismic to identify drilling locations. Drilling is anticipated to commence in 2006. Any discoveries made on Block 72 would follow a similar development program to Block 32’s whereby a separate oil processing facility and a pipeline would be constructed to connect to the Nexen export pipeline.

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TRANSGLOBE ENERGY CORPORATION

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

TransGlobe has obtained the existing 2-D seismic data on the Nuqra Block and is currently reprocessing the data to improve the resolution A new 2-D seismic acquisition program is anticipated to commence in the fourth quarter 2005. A field geological survey is also underway to investigate surface outcrops and oil seeps in the Nuqra area. The exploration of the Nuqra Block is being fast tracked and will probably exceed the PSA requirements. It is anticipated that TransGlobe will complete the seismic acquisition by the first quarter of 2006 and will be preparing for a two well drilling program in late 2006. This would complete all the first period and second period PSA commitments ahead of schedule.

Canada
Production
Production in the first quarter averaged 821 Boepd, down slightly from the fourth quarter of 2004 due to natural declines and increased pipeline pressures in the Nevis and Twining areas. It is anticipated that field booster compression will be installed at Nevis and Twining during the second quarter to produce against the higher pipeline pressure and improve well performance.

Q-1 2005 Canadian Production (Boepd)

Q-1
TransGlobe working interest	821
TransGlobe net (after royalties)	673

Operations and Exploration
The Company plans to drill 10 to 15 wells in Canada during 2005. The majority of the wells will be drilled in the Nevis area, targeting natural gas.

The Canadian 2005 drilling program is expected to commence in early May, after spring break-up, to take advantage of lower equipment and service prices during the summer months. The Company is currently in the process of acquiring surface access and well license approvals for the first 8 to 10 wells in the 2005 program. It is expected that the first phase (8 to 10 wells) of the 2005 program will be drilled in May through July, with the remainder of the 2005 program drilled during August through October.

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FIRST INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2005 and 2004, the audited financial statements and MD&A for the year ended December 31, 2004 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. All dollar values are expressed in U.S. dollars, unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

This Management’s Discussion and Analysis (MD&A) may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

NON-GAAP MEASURES

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Net operating income is a non-GAAP measure that represents revenue net of royalties and operating expenses. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

OUTLOOK

TransGlobe has projected a 2005 capital budget of $32 million, which remains unchanged.
•	In Q1-2005, the Company spent $3.6 million of the capital budget.
•	A significant portion of the capital budget will be spent in Q2-2005 on the following:
	-	Completing the pipeline installation, constructing the Central Production Facility (“CPF”) and drilling at Block S-1, Yemen.
	-	Drilling and facilities at Block 32, Yemen.
	-	Drilling approximately 10 wells in Canada over the next three months. The majority of the wells will be drilled in the Nevis area, targeting natural gas. Successful wells will be tied-in during Q3-2005.

TransGlobe has projected production volumes for 2005 to average from 5,800 to 6,200 Boepd, which TransGlobe is on target to meet.
•	Production volumes were 4,985 Boepd in Q1-2005.
•	Production volumes are forecasted to remain consistent in Q2-2005 compared to Q1-2005.
•	In Q3-2005 production volumes are forecasted to increase due to increased gas re-injection and the pipeline being commissioned at Block S-1, planned development drilling on Block 32 and the tie-in of successful wells to be drilled in Q2-2005 in Canada.

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TRANSGLOBE ENERGY CORPORATION

TransGlobe has projected cash flow from operations for 2005 to be $32 million based on an average dated Brent oil price of $38.00/Bbl and an average AECO gas price of C$6.00/Mcf, which TransGlobe is on target to meet.
•	Cash flow from operations in Q1-2005 was approximately $9.1 million.
•	As budgeted and consistent with prior years royalties and taxes at Block 32, Yemen will increase to an estimated 55% to 61% in Q2-2005 compared to 37% in Q1-2005 resulting in a reduced cash flow from operations for the next quarter. The Block 32 Production Sharing Agreement (“PSA”) allows for the recovery of capital costs over a two year period with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year through reduced royalties and taxes paid to the government. As a result, in the first quarter of 2005 TransGlobe received 63% of its working interest share of production (after royalty and taxes) which is forecasted to decrease to 39% to 45% (after royalties and taxes) for the balance of the year.

SELECTED QUARTERLY FINANCIAL INFORMATION

In the first quarter of each calendar year the Company’s royalty and income tax rate decreases at Block 32, Yemen due to cost recovery. This results in an increase to cash flow from operations and net income for the first quarter of each year.

Cash flow from operations and net income increased 43% to $9,070,000 and 487% to $4,507,000, respectively, in Q1-2005 compared to Q4-2004 mainly as a result of royalty and income tax costs decreasing at Block 32, Yemen in Q1-2005 due to the recovery of 50% of the 2004 capital costs from oil production as part of the Block 32 PSA.

($000’s, except per share, price and volume amounts)
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	2005	2004	2004	2004	2004
Average production volumes (Boepd)*	4,887	4,979	4,303	3,389	2,765
Average sales volumes (Boepd)*	4,985	5,384	3,918	3,103	2,760
Average price ($/Boe)	42.04	37.45	37.12	34.25	31.44

Oil and gas sales	18,863	18,548	13,380	9,670	7,897

Oil and gas sales, net of royalties	13,544	11,756	8,227	5,779	5,868

Cash flow from operations	9,070	6,326	4,363	2,749	3,887
Cash flow from operations per share
- Basic	0.16	0.12	0.08	0.05	0.07
- Diluted	0.15	0.11	0.08	0.05	0.07

Net income	4,507	768	2,541	447	2,163
Net income per share
- Basic	0.08	0.01	0.05	0.01	0.04
- Diluted	0.08	0.01	0.04	0.01	0.04

Total assets	61,232	60,522	44,478	38,798	35,753
* Difference in production and sales volumes is inventory changes at Block S-1, Yemen.

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FIRST INTERIM REPORT

RESULTS OF OPERATIONS

Cash flow from operations for the three months ended March 31, 2005 increased 133% to $9,070,000 ($0.16 per basic share and $0.15 per diluted share) compared to $3,887,000 ($0.07 per share, basic and diluted) in the comparable period in 2004 mainly as a result of the following:

•	sales volumes increased 81% mainly as a result of Block S-1, Yemen commencing production at the end of Q1-2004 and production increases due to the 2004 drilling program in Canada;
•	commodity prices increased 34%; and
•	increased royalties, operating costs and taxes due to higher volumes and prices that offset the above cash increases.

Net income for the three months ended March 31, 2005 increased 108% to $4,507,000 ($0.08 per share, basic and diluted) compared to $2,163,000 ($0.04 per share, basic and diluted) in the comparable period 2004 mainly as a result of the following:

•	the above items affecting cash flow also increased net income, and are offset by:
	-	increased depletion, depreciation and accretion due to higher volumes and capital costs;
	-	increased stock-based compensation, a non-cash expense, due to stock option grants in late Q1-2004; and
	-	increased future income taxes due to increased net income related to the Canadian operations.

OPERATING RESULTS

Daily Sales Volumes, Working Interest Before Royalties

		March 31,	March 31,	%
		2005	2004	Change
Yemen - Oil	Bopd	4,165	2,290	82%
Canada - Oil and liquids	Bopd	196	135	45%
- Gas	Mcfpd	3,748	2,008	87%
Barrels of oil equivalent (6:1)	Boepd	4,985	2,760	81%

Consolidated Net Operating Results
	Consolidated
	March 31, 2005		March 31, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	18,863	42.04	7,897	31.44
Royalties	5,319	11.85	2,029	8.08
Operating expenses	2,451	5.46	1,127	4.49
Net operating income*	11,093	24.73	4,741	18.87
*	Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q1-2005 - $1,373,000, $3.06/Boe; Q1-2004 - $559,000, $2.23/Boe).

Segmented Net Operating Results
In 2005 the Company had producing operations in two geographic areas, segmented as Republic of Yemen and Canada. Also, the Company had start-up operations in a third geographic segment, Arab Republic of Egypt. MD&A will follow under each of these segments.

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TRANSGLOBE ENERGY CORPORATION

Republic of Yemen

	March 31, 2005		March 31, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	16,196	43.21	6,577	31.56
Royalties	4,841	12.91	1,811	8.69
Operating expenses	2,051	5.47	862	4.14
Net operating income*	9,304	24.83	3,904	18.73
*	Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q1-2005 - $1,373,000, $3.66/Boe; Q1-2004 - $559,000, $2.68/Boe.)

Net operating income in Yemen increased 138% in the first three months of 2005 compared to the same period of 2004 primarily as a result of the following:

•	Oil sales increased 146% mainly as a result of the following:
	1.	Sales volumes increased 82% primarily as a result of Block S-1 production commencing at the end of Q1-2004.

	March 31,	March 31,
	2005	2004
Daily Sales Volumes, Working Interest Before Royalties	Bopd	Bopd	% Change
Block 32	2,233	2,290	(2)
Block S-1	1,932	-	-
Total	4,165	2,290	82

	2.	Oil prices increased 37%.

•	Royalty costs increased 167%. Royalties as a percent of revenue were consistent in Q1-2005 at 30% compared to 28% in Q1-2004.

•	Operating expenses increased 32% on a Boe basis mainly as a result of the following:

	1.	Block 32 operating expenses increased to $4.63 per barrel in Q1-2005 compared to $4.14 per barrel in Q1-2004 primarily due to increased diesel costs. A plant is being constructed in 2005 to manufacture diesel from produced crude oil which will reduce the cost of purchased diesel. The plant is expected to be commissioned in the third quarter of 2005.

	2.	Block S-1 has significantly higher operating costs during the initial trucking phase, averaging $6.79 per barrel in Q1-2005. This is a reflection of higher costs associated with trucking and higher fixed costs per barrel until volumes are increased when full scale production commences in 2005. Average cost per barrel is expected to be significantly reduced after commissioning of the pipeline and with increased production in mid 2005.

The current Block 32 PSA allows for the recovery of operating costs and capital costs from oil production. Operating costs are recovered in the quarter expended. The capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. The Company will receive a larger share of production in the first quarter of each year as 50% of the previous year’s historical costs are recovered. The amount of oil required to recover capital and operating costs will vary depending upon the prevailing oil prices. The Company received 63% of its working interest share of production (after royalty and tax) in the first quarter of 2005 compared to 65% in the first quarter of 2004. The Company expects to receive between 39% and 45% share of production (after royalty and tax) in the balance of the year depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

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FIRST INTERIM REPORT

The Block S-1 PSA allows for the recovery of operating costs and capital costs from oil production. Operating costs are recovered in the quarter expended. New capital costs are amortized over eight quarters with one eighth (12.5%) recovered each quarter. In addition to current ongoing investments, the Company will also recover eligible historical costs on a “last in, first out” basis. The Company received maximum cost oil for the first quarter of 2005 and all of 2004. The amount of oil required to recover capital and operating costs will vary depending upon the prevailing oil prices, operating costs and the amount of new capital invested. It is expected that the Company will continue to receive the maximum cost oil resulting in a 62.5% of its working interest share of production (net barrels, after royalty and tax) for the balance of 2005.

Canada

	March 31, 2005		March 31, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	422	44.83	188	31.16
Gas sales (6 : 1)	1,953	34.74	963	31.62
NGL sales	274	33.53	161	25.75
Other sales	17	-	8	-
	2,666	36.13	1,320	30.86
Royalties	478	6.47	218	5.11
Operating expenses	400	5.42	265	6.18
Net operating income	1,788	24.24	837	19.57

Net operating income in Canada increased 114% in the three months ended March 31, 2005 compared to the same period of 2004 primarily as a result of the following:

•	Sales increased 102% mainly as a result of the following:
	1.	Sales volumes increased 75% as a direct result of the 2004 drilling program.
	2.	Commodity prices increased 17% on a Boe basis. More specifically, gas prices increased 10% to $5.79 per Mcf in the three months ended March 31, 2005 compared to $5.27 per Mcf in the same period of 2004 and oil and NGL prices increased 44% and 30%, respectively.

•	Royalty costs increased 27% on a Boe basis. Royalties as a percent of revenue were consistent in the three months ended March 31, 2005 at 18% compared to 17% in the same period of 2004.

•	Operating costs decreased 12% on a Boe basis mainly as a result of wells that were placed on production in 2004, which had a lower operating cost than the previous wells on production.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	March 31, 2005		March 31, 2004
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	949	2.10	498	1.98
Capitalized G&A	(192)	(0.42)	(164)	(0.65)
Overhead recoveries	(23)	(0.05)	(15)	(0.06)
G&A (net)	734	1.63	319	1.27

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TRANSGLOBE ENERGY CORPORATION

General and administrative expenses increased 130% and increased 28% on a Boe basis in the first three months of 2005 compared to the same period of 2004 as a result of the following:

•	Personnel and office overhead costs increased due to additional staff. These costs decreased $0.51 on a Boe basis.

•	Public company costs increased mainly as a result of the reporting deadline for filing annual public documents being moved to Q1-2005 compared to Q2-2004 and increased reporting requirements. These costs increased $0.26 on a Boe basis.

•	Deferred financing costs increased due to the amortization of the loan agreement entered into in Q4-2004. These costs increased $0.25 on a Boe basis.

•	The strengthening of the Canadian dollar against the United States dollar increased G&A costs by $0.09 per Boe.

STOCK-BASED COMPENSATION

Effective January 1, 2004 the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-based Compensation and Other Stock-based Payments”. This Canadian accounting standard requires the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Non-cash stock-based compensation expense amounted to $351,000 in Q1-2005 compared to $110,000 Q1-2004. The increase is mainly due to options granted in mid March 2004 and subsequent grants to new employees.

Based on stock option grants to date, it is expected that the effect on the balance of 2005 earnings will be approximately $180,000 with no effect on cash flow from operations.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (DD&A)

	March 31, 2005		March 31, 2004
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	3,245	8.66	1,138	5.46
Canada	689	9.34	476	11.14
	3,934	8.77	1,614	6.43

In Yemen, DD&A on a Boe basis increased 59% in Q1-2005 compared to Q1-2004 primarily as a result of an increased asset base as all the remaining costs associated with the Block S-1 major development project were included in the depletable base. In Q1-2004, major development project costs of $9,449,000 were excluded from the costs subject to depletion and depreciation representing a portion of the costs incurred in Block S-1.

In Canada, an impairment charge was recognized in Q1-2004 on costs associated with non-Yemen foreign assets in the amount $205,000 ($4.78 per Boe). After considering this loss, DD&A on a Boe basis increased 47% to $9.34 per Boe in Q1-2005 compared to $6.36 per Boe in Q1-2004 primarily as a result of:

•	Increased finding and development costs in Canada in 2004 compared to the previous average which increases the ratio of the depletable asset base to reserves.

•	Strengthening of the Canadian dollar against the United States dollar which increased DD&A $0.48 per Boe (7%) through currency conversion.

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FIRST INTERIM REPORT

INCOME TAXES

Current income tax expense in Q1-2005 of $1,373,000 (Q1-2004 - $559,000) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the PSA’s on Block 32 and Block S-1. The increase is primarily a result of production start up on Block S-1 and increased oil prices.

The future income tax expense of $207,000 in Q1-2005 relates to a non-cash expense for taxes to be incurred in the future as Canadian tax pools reverse. The Company has unrecognized future tax benefits in Canada in the amount of $595,000 which may be recognized in the future with continued drilling successes in Canada.

CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures
($000’s)	March 31, 2005	March 31, 2004
Republic of Yemen	$2,491	$1,260
Canada	912	800
Arab Republic of Egypt	238	-
Total capital expenditures	$3,641	$2,060

Capital expenditures in Q1-2005 are mainly comprised of the following:

Block 32, Yemen ($587,000)
•	Tasour facility upgrades and drilling three wells at Tasour.

Block S-1, Yemen ($1,897,000)
•	Drilling costs associated with An Nagyah #14, Malaki #1, and the preliminary drilling costs of An Nagyah #15.
•	Costs associated with the commercial development of the An Nagyah field
•	Workover costs for the re-completion of An Nagyah #2 and #3.
•	Acidization and production testing equipment costs associated with Harmel #1 and #2.

Other, Yemen ($7,000)
•	Block 72 geological and geophysical activity.

Canada ($912,000)
•	Costs associated with completions and tie-ins as part of the 2004 exploration and development program and initial preparation for the 2005 drilling program to commence in Q2-2005.
•	Other costs related to oil and gas lease acquisitions for future drilling associated with the 2005 exploration and development program.
•	Costs associated with leasehold improvements and office furniture for the new head office.

Nuqra Block 1, Egypt ($238,000)
•	Mainly costs associated with geological and geophysical activity.

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at April 29, 2005 are 57,575,939.

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TRANSGLOBE ENERGY CORPORATION

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company’s capital expenditures in the first quarter of 2005 was provided by cash flow from operations and working capital.

At March 31, 2005, the Company had working capital of$8,399,000, zero debt and an unutilized loan facility of $7,000,000. Working capital increased $5,560,000 from December 31, 2004. Accounts receivable decreased due primarily to Block S-1 revenue receivables decreasing $1,400,000. Block S-1 had two months of production receivable at December 31, 2004 compared to one month of production receivable at March 31, 2005. Accounts payable decreased due primarily to decreased costs billed in late 2004 related to the An Nagyah facility and pipeline at Block S-1, Yemen that were paid in Q1-2005 and less capital activity in Canada.

The Company expects to fund the balance of its 2005 exploration and development program (remaining budget of $29 million firm and contingent) through the use of working capital, cash flow and possible debt. The use of our credit facilities during 2005 is expected to remain within conservative guidelines of a debt to cash flow ratio of less than 0.5:1. Equity financing may be utilized in the future to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	Nine Months	Twelve Months
($000’s)	2005	2006	2007	2008	2009

Office and equipment leases	$ 171	$ 258	$ 233	$ 326	$ 346

In March 2005, the Company entered into a contract to sell 2,000 gigajoules (GJ) per day (approximately 2,000 Mcfpd) of natural gas in Canada from April 1 to April 30, 2005 and from June 1 to October 31, 2005 for Cdn$6.95/GJ.

In June 2004, the Company entered into a one year fixed price contract to sell 10,000 barrels of oil per month in Block 32 commencing July 1, 2004 at $33.90 per barrel for dated Brent plus or minus the Yemen Government’s official selling price differential.

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million over the next 5 years to earn its 50% working interest. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 to Ganoub El Wadi Holding Petroleum Company which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer
April 29, 2005

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FIRST INTERIM REPORT

Consolidated Statements of Income and Retained Earnings (Deficit)

(Unaudited - Expressed in thousands of U.S. Dollars)	Three Months Ended March 31
	2005	2004

REVENUE
Oil and gas sales, net of royalties	$13,544	$5,868
Other income	5	3
	13,549	5,871

EXPENSES
Operating	2,451	1,127
General and administrative	734	319
Stock-based compensation	351	110
Foreign exchange (gain) loss	(8)	(21)
Depletion, depreciation and accretion	3,934	1,614
	7,462	3,149

Income before income taxes	6,087	2,722

Income taxes - future	207	-
- current	1,373	559
	1,580	559

NET INCOME	4,507	2,163

Retained Earnings (Deficit), beginning of period	(685)	(6,604)
RETAINED EARNINGS (DEFICIT), END OF PERIOD	$3,822	$(4,441)

Net income per basic and diluted share (Note 5)	$0.08	$0.04

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TRANSGLOBE ENERGY CORPORATION

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)
	March 31, 2005	December 31, 2004

ASSETS
Current
Cash and cash equivalents	$7,506	$4,988
Accounts receivable	5,068	6,029
Oil inventory	240	389
Prepaid expenses	220	274
	13,034	11,680
Property and equipment
Republic of Yemen	25,343	26,054
Canada	19,232	19,111
Arab Republic of Egypt	1,230	992
	45,805	46,157
Future income tax asset	2,075	2,299
Deferred financing costs	318	386
	$61,232	$60,522

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,635	$8,841

Asset retirement obligations (Note 3)	911	902
	5,546	9,743

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	47,568	47,296
Contributed surplus	1,884	1,593
Cumulative translation adjustment	2,412	2,575
Retained Earnings (Deficit)	3,822	(685)
	55,686	50,779
	$61,232	$60,522

Approved by the Board:

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FIRST INTERIM REPORT

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)	Three Months Ended March 31
	2005	2004

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$4,507	$2,163
Adjustments for:
Depletion, depreciation and accretion	3,934	1,614
Stock-based compensation	351	110
Future income taxes	207	-
Amortization of deferred financing charges	71	-
Cash flow from operations	9,070	3,887
Changes in non-cash working capital	2,071	(1,509)
	11,141	2,378

FINANCING
Issue of share capital	212	85
Deferred financing costs	(2)	-
Changes in non-cash working capital	(24)	-
	186	85

INVESTING
Exploration and development expenditures
Republic of Yemen	(2,491)	(1,260)
Canada	(912)	(800)
Arab Republic of Egypt	(238)	-
Changes in non-cash working capital	(5,160)	(3)
	(8,801)	(2,063)

Effect of exchange rate changes on cash and cash equivalents	(8)	-

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,518	400
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,988	4,452
CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,506	$4,852
Supplemental Disclosure of Cash Flow Information
Cash interest paid	$-	$-
Cash taxes paid - Republic of Yemen	$1,373	$559

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TRANSGLOBE ENERGY CORPORATION

Notes to the Consolidated Financial Statements
(Unaudited - Expressed in U.S. Dollars)

1. Basis of presentation
The interim consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe” or the “Company”) for the three month periods ended March 31, 2005 and 2004 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2004, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2004.

2. Changes in accounting policies
Effective January 1, 2005, CICA Accounting Guideline AcG-15 “Consolidation of Variable Interest Entities” was adopted by the Company. AcG-15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.

The adoption of AcG-15 had no effect on the Company’s financial position or results of operations.

3. Asset retirement obligations
The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000’s)
Asset retirement obligations, December 31, 2004	$902
Liabilities incurred during period	-
Liabilities settled during period	-
Accretion	14
Foreign exchange gain	(5)
Asset retirement obligations, March 31, 2005	$911

At March 31, 2005, the estimated total undiscounted amount required to settle the asset retirement obligations was $1,322,000 (2004 - $1,331,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

4. Share capital
The Company is authorized to issue unlimited number of common shares with no par value.

Continuity of common shares (000’s)	Shares	Amount
Balance, December 31, 2004	57,176	$47,296
Share options exercised	400	212
Stock-based compensation related to share options exercised		60
Balance, March 31, 2005	57,576	$47,568

	Number of	Weighted Average
Continuity of stock options (000’s)	Options	Exercise Price
Balance, December 31, 2004	3,462	$1.13
Granted	80	6.25
Exercised	(400)	0.43
Balance, March 31, 2005	3,142	$1.36

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FIRST INTERIM REPORT

Stock-based compensation
Compensation expense of $351,000 has been recorded in the Consolidated Statements of Income and Retained Earnings (Deficit) in 2005 (2004 - $110,000). The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the first quarter 2005 and the assumptions used in their determination are as noted below:

Three Months Ended
March 31, 2005
Weighted average fair market value per option (Cdn$)	3.88
Risk-free interest rate (percent)	3.75
Expected life (years)	4.00
Volatility (percent)	64.00
Expected annual dividend per share	-

5. Per share amounts
The weighted average number of common shares and diluted common shares outstanding during the three months ended March 31, 2005 was 57,250,000 (2004 - 54,049,000) and 60,040,000 (2004 - 56,089,000), respectively.

6. Segmented information

	Three Months Ended March 31
(000’s)	2005	2004
Oil and gas sales, net of royalties
Republic of Yemen	$11,355	$4,766
Canada	2,189	1,102
	13,544	5,868
Operating expenses
Republic of Yemen	2,051	862
Canada	400	265
	2,451	1,127
Depletion, depreciation and accretion
Republic of Yemen	3,245	1,138
Canada	689	476
	3,934	1,614
Segmented operations
Republic of Yemen	6,059	2,766
Canada	1,100	361
	7,159	3,127
Other income	5	3
General and administrative	734	319
Stock-based compensation	351	110
Foreign exchange (gain) loss	(8)	(21)
Income taxes	1,580	559
Net income	$4,507	$2,163

7. Commitments
In March 2005, the Company entered into a contract to sell 2,000 gigajoules (GJ) per day (approximately 2,000 Mcfpd) of natural gas in Canada from April 1 to April 30, 2005 and from June 1 to October 31, 2005 for Cdn$6.95/GJ.

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TRANSGLOBE ENERGY CORPORATION

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,3]	Computershare Trust Company of Canada
Director, Chairman of the Board	Calgary, Toronto, Vancouver

Ross G. Clarkson	LEGAL COUNSEL
Director, President & CEO
Burnet, Duckworth & Palmer
Lloyd W. Herrick[2]	Calgary, Alberta
Director, Vice President & COO
BANKER
Erwin L. Noyes[2,3,4]
Director	Standard Bank London Limited
London, England
Geoffrey C. Chase[1,2,4]
Director	AUDITOR

Fred J. Dyment[1,3,4]	Deloitte & Touche LLP
Director	Calgary, Alberta

David C. Ferguson	EVALUATION ENGINEERS
Vice President, Finance, CFO & Secretary
DeGolyer and MacNaughton Canada Limited
Edward Bell	Calgary, Alberta
Vice President, Exploration
EXECUTIVE OFFICES
1. Audit Committee	TransGlobe Energy Corporation
2. Reserves Committee	#2500, 605-5th Avenue S.W.
3. Compensation Committee	Calgary, Alberta, Canada, T2P 3H5
4. Governance and Nominating Committee
		Telephone:	(403) 264-9888
STOCK EXCHANGE LISTINGS		Facsimile:	(403) 264-9898
		Website:	www.trans-globe.com
TSX:	TGL	E-mail:	trglobe@trans-globe.com
AMEX:	TGA

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

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FIRST INTERIM REPORT

TransGlobe Energy Corporation
Suite 2500, 605 - 5th Avenue, S.W.,
Calgary, Alberta, Canada, T2P 3H5